Exhibit 99.1

Board’s Resolution of ex-dividend record date

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2007/06/25

2.Type and monetary amount of dividend distribution: Cash dividend NT$12,461,529,283

3.Ex-rights (ex-dividend) trading date: 2007/07/10

4.Last date before book closure: 2007/07/11

5.Book closure starting and ending dates: 2007/07/12~2007/07/16

6.Ex-rights (ex-dividend) record date: 2007/07/16

7.Any other matters that need to be specified: None